UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 10)*
Under the Securities Exchange Act of 1934

ZIOPHARM ONCOLOGY, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98973P101
(CUSIP Number)

Third Security, LLC
1881 Grove Avenue
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
(540) 633-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
David I. Meyers, Esq.
Troutman Sanders LLP
Troutman Sanders Building
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1239

December 11, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98973P101	Page 2 of 5
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,962,377

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,962,377

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,962,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 98973P101	Page 3 of 5
This Amendment No. 10 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated January 12, 2011 and filed on January 20, 2011, as amended by Amendment No. 1 dated February 3, 2011 and filed on February 11, 2011, Amendment No. 2 dated August 9, 2011 and filed on August 16, 2011, Amendment No. 3 dated January 20, 2012 and filed on January 25, 2012, Amendment No. 4 dated November 7, 2012 and filed November 9, 2012, Amendment No. 5 dated October 29, 2013 and filed October 31, 2013, Amendment No. 6 dated February 9, 2015 and filed February 10, 2015, Amendment No. 7 dated June 4, 2015 and filed June 8, 2015, Amendment No. 8 dated June 29, 2016 and filed on July 6, 2016, and Amendment No. 9 dated October 5, 2018 and filed on October 15, 2018 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of ZIOPHARM Oncology, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk” or the “Reporting Person”), is filing this Amendment to disclose the sale of an aggregate of 1,797,230 shares of Common Stock held by him and certain of his affiliates, that own shares of Common Stock, in open market transactions between November 28, 2018 and December 11, 2018.  The filing of this Amendment No. 10 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Person.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

Mr. Kirk is filing this Amendment to disclose the sale of 1,797,230 shares of Common Stock held by him and certain of his affiliates, in open market transactions between November 28, 2018 and December 11, 2018, for aggregate net proceeds of $5,887,466.

Pursuant to a joint selling program, Mr. Kirk and the Affiliated Entities (as defined below) sold these shares on a pro rata basis.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a) and (b)          See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Person. The percentage ownership is calculated based on 142,379,770 shares of Common Stock issued and outstanding as of October 31, 2018, as disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2018 and filed on November 9, 2018, increased by: (i) 18,939,394 shares of Common Stock issued in connection with a private placement, as disclosed by the Company in its Current Report on Form 8-K dated November 11, 2018 and filed on November 13, 2018, and (ii) 50,000 shares of Common Stock issuable upon exercise of stock options directly owned by Mr. Kirk that are currently exercisable.

CUSIP No. 98973P101	Page 4 of 5
Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk(1)	7,962,377	4.9%	7,962,377	--	7,962,377	--

(1)
Includes  shares of Common Stock held by the following affiliates of Mr. Kirk:  R.J. Kirk Declaration of Trust (2,835,597), JPK 2008, LLC (19,028), MGK 2008, LLC (19,153), ZSK 2008, LLC (33,376), Lotus Capital (2000) Company, Inc. (194), JPK 2009, LLC (274,893), MGK 2009, LLC (292,049), ZSK 2009, LLC (27,965), ADC 2010, LLC (23,685), MGK 2011, LLC (125,642), JPK 2012, LLC (113,253), Kellie L. Banks (2009) Long Term Trust (49,924), Kapital Joe, LLC (1,922,850), Mascara Kaboom, LLC (724,868), Third Security Staff 2001 LLC (43,390), Third Security Senior Staff LLC (7,772), Third Security Senior Staff 2007 LLC (287,234), Third Security Staff 2007 LLC (143,615), Third Security Incentive 2007 LLC (47,872), Third Security Senior Staff 2008 LLC (322,532), Third Security Staff 2009 LLC (141,068), Third Security Incentive 2009 LLC (70,536), Third Security Staff 2010 LLC (181,463) and Third Security Incentive 2010 LLC (90,730) (collectively, the “Affiliated Entities”).

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the Affiliated Entities.

(c)          Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)          Not applicable.

(e)          On December 11, 2018, the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.

CUSIP No. 98973P101	Page 5 of 5
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2018

/s/ Randal J. Kirk
Randal J. Kirk